October 20, 1995




AmeriPrime Funds
1793 Kingswood Drive
Suite 200
Southlake, Texas  76092

Gentlemen:

         The undersigned  hereby purchases 2,500 shares of each of the following
Funds: Domino Equity Income Fund; JKA Value Fund; AIT Vision U.S. Equity Portfolio; and GLOBALT Growth Fund at $10.00 per share, representing a total investment of $100,000.00 in the shares of the series of AmeriPrime Funds. The undersigned hereby represents that (i) such purchase is for investment purposes, and (ii) the undersigned has no present intention of redeeming or selling said shares.


                                           AmeriPrime Financial Securities, Inc.



                                           By:/s/
                                           Kenneth D. Trumpfheller, President
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